EXHIBIT 99.1

Eltek Ltd. Announces Resignation and Appointment of Directors

On May 13, 2010, Eltek Ltd. (the “Company”) received notice from its director Mr. Josef Maiman that he is resigning as a member of the Board of Directors, effective immediately, due to his other increased business commitments.  Mr. Maiman has served as a director since July 1988 and is the Company’s principal shareholder.  Eltek thanks Mr. Maiman for his dedication and contributions to the Company.

On May 13, 2010, the Company announced that to fill the vacancy on the Board of Directors following Mr. Maiman’s resignation its board of directors has elected Mr. Yaron Malka to serve as a director until the next annual meeting of shareholders.

Yaron Malka has served as Executive Assistant to Mr. Josef Maiman in his capacity as the Chief Executive Officer of the Merhav - Ampal Group, since December 2009.  Prior to that and from September 2008, Mr. Malka served as the Chief Financial Officer and General Counsel of Aniboom Ltd.  Between February 2006 and September 2008, Mr. Malka served as the Legal Counsel and Company Secretary of Metalink Ltd. (NASDAQ: MTLK).  Prior to that and from February 2003, Mr. Malka was an associate at Zellermayer Pelossof & Co., an Israeli law firm.  Between 1998 and 2003, Mr. Malka was a senior associate at Nachum, Deutch and Co., an Israeli accounting firm.  Mr. Malka holds an LLB degree from Tel Aviv University, a B.A. degree in Accounting and Economics from the Hebrew University of Jerusalem, and a B.A. degree in Political Sciences from Haifa University.  Mr. Malka is a certified public accountant (Israel).